UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GoPro, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36514	77-0629474
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3000 Clearview Way, San Mateo, California	94402
(Address of Principal Executive Offices)	(Zip Code)

Sharon Zezima
Vice President, General Counsel and Secretary
(650) 332-7600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2016

Item 1.01. Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of GoPro, Inc. (“GoPro”) for the reporting period January 1 to December 31, 2016 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at GoPro’s website at www.gopro.com under “Supply Chain.”

Item 1.02. Exhibit.
GoPro has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01.	Exhibit.

Exhibit Number	Description of Document

1.01	GoPro, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2016.

.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GoPro, Inc.
Dated: May 25, 2017	By:	/s/ Sharon Zezima
	Name:	Sharon Zezima
	Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number            Description of Document

1.01	GoPro, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2016.